UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2019

OPENING NIGHT ENTERPRISES, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10712

California (State or other jurisdiction of incorporation or organization)	81-4737793 (I.R.S. Employer Identification Number)

80 W. Sierra Madre Blvd., Ste. 141 Sierra Madre, CA (Address of principal executive offices)	91024 (Zip Code)

(626) 355-1049

Registrant’s telephone number including area code

Class A Investor Units

(Title of each class of securities issued pursuant to Regulation A)

In this report, the terms and references to the “Company,” “we,” “us” or “our” all refer to Opening Night Enterprises, LLC

Special Note Regarding Forward-Looking Statements: This report may include forward-looking statements.  All statements other than statements of historical fact contained in this report, including statements regarding the Company’s future financial condition, business strategy, financing and distribution plans and objectives of management and any potential or anticipated opportunity or result of any Company endeavor constitutes a forward-looking statement.  A number of presentations and disclosures in this report, including any statements preceded by, followed by or which include the words, “may”, “should”, “would”, “believe”, “expect”, “estimate”, “intend”, “anticipate”, “plan”, “assume” or similar expressions, are intended to identify forward-looking statements.  These forward-looking statements are based on information available to us at the time the statements are made and on assumptions, expectations, beliefs current thereto which concern future developments and their potential effect on the Company.  These forward-looking statements involve risks, uncertainties and other factors, many of which are outside the Company’s control, which may cause actual results and performances to be materially different from the future results or performances anticipated or implied by these forward-looking statements.

To the extent that this report contains forward-looking statements regarding the financial condition, operating results, business strategy or any other aspect of the Company, please be advised that the Company’s actual financial condition, operating results and business performance may differ materially from those projected or estimated by the Company in its forward-looking statements.  Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations.

Opening Night Enterprises, LLC Form 1-SA (2019) Amendment No. 1

Explanatory Note

Opening Night Enterprises, LLC (the “Company”) is filing this amendment to its Semi-Annual Report on Form 1-SA (“Amendment”) to amend its previously filed Semi-Annual Report on Form 1-SA for the initial six month period of fiscal year 2019 ended June 30, 2019 (the “Original 1-SA”) to correct the Original 1-SA, which had been filed for, with corresponding financial statements covering, an improper time period ending September 30, 2019. This Amendment is being filed for the proper time period, with corresponding financial statements and manager’s discussion and analysis section of said financial statements, pursuant to Rule 257(b)(3). This Amendment also includes an associated updated exhibit consisting of the accountant’s consent letter for use of incorporated (unaudited) financial reports. Additionally, where the Original 1-SA was drafted by Company or its former legal counsel, Company’s new legal counsel has drafted this Amendment to better reflect what counsel feels is the most pertinent information in connection with the period covered by the Amendment. Accordingly, while this Amendment can be read in conjunction with the Original 1-SA, counsel believes that it may differ in various respects therefrom. This Amendment should also be read in conjunction with the with our filings with the SEC subsequent to the filing of the Original 1-SA.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Semiannual Report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2019. For edification of the reader, the purpose of the Company is to produce a certain hour-long unscripted competition television series prospectively entitled “OPENING NIGHT” (the “Series”) in which, throughout the 13-week/13-episode initial season of the Series, the Company presents and markets to millions of viewers select portions of the up to six new musical theater shows (the “Musicals”).

Operating Results:

The Company has been in existence under the laws of the State of California since December 12, 2016 and legally began its operations as of January 1, 2017. However, the Company is and has to the present point in its existence been both pre-revenue and also pre-operational insomuch as it cannot begin undertaking genuine production of the Series until it is independently capitalized, which it has and will seek to do through this offering. Per the Company’s plan of operations, the Company was to rely on the monies raised from this offering to finance production of the Series.

The proceeds from the Offering will satisfy the Company’s cash requirements and we anticipate beginning to raise funds as soon as this offering has been re-qualified.

As described in the “Liquidity and Capital Resources” subsection immediately below, the vast majority of the Company’s expenses to date are the result of legal, accounting and other third party professional fees associated with undertaking federal securities regulatory compliance in connection with this securities offering with the goal of securing the necessary foundational financing and third party rights required to establish the Company and launch its Series development and production operations. However, the increases in Company’s professional fees in the first half of 2019 as compared with the first half of 2018 can be explained by Company’s engagement of new outside entertainment legal counsel for the purpose of drafting and negotiating certain one-of-a-kind form rights agreements in connection with the use and exploitation of various third party rights-holders’ musicals in the Series and thereafter in various forms of media. These one-off start-up costs of the Company were necessary to lock-in one of the Company’s essential core assets, namely the underlying rights and licenses that the Series will rely on in order to undertake its production and exploitation. It is these third party assets that the Company will ultimately be exploiting for the purpose of all of its income generating activities. While this specific professional expense was a one-off, as the number of rights are limited and they only need to be secured once, the Company’s need to increasingly rely on legal, accounting and other third party professionals to continue protecting and establishing the business is an anticipated ongoing and perhaps mounting cost, which is unlikely to level off or decrease in any given reporting period until the Series is ready to premier. The Company expects that these third party costs, but more so other third party costs associated with forthcoming development and production of the Series, will ramp-up exponentially until such time as the Series has completed production of its initial season. These costs and the corresponding operations of the Company have not been able to accelerate to this point due to the fact that the Company had no opportunity to begin soliciting financing under this offering before the offering had its qualification withdrawn by the Securities and Exchange Commission (“SEC”).

Total Expenses

Total expenses over the period in question mainly consist of a combination of Company’s third party professional fees, such as outside legal counsel and accountant and auditor fees, and general and administrative expenses, such as office expenses. Per Item 9(a)(2) of Form 1-A, the Company did not experience any “material changes” in the results of the financial statements in the period ending June 30, 2019 as compared with that of the period ending June 30, 2018. Total Company expenses amounted to $6,423 for the three months of 2019, as compared to $1,873 for the three months of 2018, an increase of $4,550, or approximately 243%. Total Company expenses amounted to $7,421 for the first six months of 2019, as compared to $4,061 for the first six months of 2018, an increase of $3,360, or approximately 54%. The increase is primarily the result of increased spending on outside professional fees related to Company’s change in legal counsel, accountant and auditor in connection with this Offering and its attempt to have this Offering re-qualified by the SEC. Where Company and its previous legal counsel failed to file any of Company’s requisite follow-on filings in connection with this Offering, the Offering was disqualified and Company retained new legal counsel beginning in late 2019 to undertake the various filings with the SEC that the previous counsel failed to perform. As a result, the legal costs in 2019 begin to reflect the cost of some of the necessary SEC compliance work that should have been performed in 2018 in connection with the securing and maintenance of this Offering’s qualification.

Liquidity and Capital Resources:

The earliest point in time that the Company could start to consider receiving income, would be once it had the ability to negotiate with and license the Series to third party distributors. However, it had never been the Company’s plan to rely on third party distributors to pay license fees to distribute the Series, because Company’s managers have sought to maintain:

(a) autonomy over production of the Series (i.e., over its eventual look, feel and content);

(b) the greatest possible range of distribution opportunities and partners; and

(c) the greatest scope of rights to exploit future stage and ancillary media productions based on each of the Musical properties and their underlying rights.

Accordingly, it has been the goal of the Company and its managers to treat the production of the Series itself as a loss-leader, which will build value and audiences for the Musicals, which the Company can then capitalize on in other forms of entertainment and media after the Series. Though the Company and its managers are taking the aforementioned long-view of internal asset development, upside preservation and long-term profitability, they are not foreclosed to the idea of realizing initial revenues at an earlier point in time, particularly now, given the shutdown of Broadway and the theater industry and the increased cash-flow and dearth of new content available to distributors of televised content. The earliest point in time that the Company presently conceives of potentially earning revenues is the late development stage. That point in time, would be prior to pre-production, but once the Company had locked-in all of its rights agreements with for the Musicals and with the Series’ so-called “key-man” attachments, such as celebrity and industry judges, director(s), talent agreements with key personnel, such as the Musical owners/creators, celebrity performers, and the like. At that point in time, the Company’s managers would enter discussions with potential domestic market distributors of the Series where they would broach such topics as co-financing, co-production, licensing and potentially ad-revenue and subscriber-revenue sharing opportunities. While this eventuality would be more common in the former context, it is also potentially possible in the latter. The former (i.e., ad-revenue sharing) opportunity would inherit in the realm of ad-sponsored television, such as major network broadcast or basic cable.

Until now, the Company’s developmental, and indeed all of its, operations have been entirely financed by Company’s managers. Those costs have continued to mount, primarily as the result of professional fees (attorneys, accountants and auditors) necessary to meet the ongoing U.S. federal securities law compliance measures required to qualify and maintain this offering. In addition to the professional fees and expenses associated with maintaining this offering and meeting federal securities regulations, the Company has also had to spend on legal and other professionals for purposes of drafting and negotiating the necessary contracts and plans to option, license and/or acquire the rights to the underlying Musical properties and to ensure the participation of key third parties in the Series, these costs are ongoing at present, though it is believed that much of the outside legal costs associated with at least the initial option of the Musical properties for use in the Series have been realized.

The Company has not yet generated any revenue since inception to date and has sustained net operating losses of $14,871 during the year ended December 31, 2018 and a net operating loss of $7,521 through the first six months of 2019. The Company had a working capital deficit of $1,474 and an accumulated deficit of $10,215 as of December 31, 2018 and a working capital deficit of $595 and an accumulated deficit of $17,736 through the first six months of 2019.

First Six Months of Fiscal Year Ending June 30, 2019 Compared to First Six Months of Fiscal Year Ending June 30, 2018

The following table sets forth information about our net cash flow for the years indicated:

	For Six Months Ending June 30,
	2019	2018
Net cash used in operating activities	(8,321)	(5,611)
Net cash provided by financing activities	8,400	5,575

Net cash flow used in operating activities was $8,321 for the initial six months of fiscal year ending June 30, 2019, compared to $5,611 used in operating activities for the first six months of fiscal year ended June 30, 2018, an increase of approximately 67%, which is, however, an unremarkable increase in the Company’s beginning of the year operating expenses when one considers that the total amount of the increase was a mere $2,710. As discussed hereinabove (see, Operating Results), the slight increase in operating costs relative to income during the initial 6 months of 2019 as compared with the same period in 2018, can be explained by the fact that while the Company was pre-revenue and pre-financing in both periods, new entertainment legal counsel was engaged in order to begin drafting and negotiating the underlying rights agreements between Company and the various potential musical bookwriters and owners whose properties the Company sought to license and sign to exclusive term deals to be both featured in the Series and also to exploit thereafter in various forms of media. These necessary start-up legal costs to secure the third party rights upon which the Series would be based, are a one-time expense, that should not have to be replicated. However, other legal and professional expenses relating to various rights, clearance, distribution and other Series-related matters will be ongoing in the period(s) following the period reported on here. So, while the specific legal and professional fee increases experienced in the first half of the 2019 fiscal year, as compared with the first half of the 2018 fiscal year, were a one-time event, the broader range of legal and other professional fees that the Company can be expected to incur throughout its Series development period are not unique to the first half of 2019 and can be expected hereafter, perhaps on a somewhat sporadic basis depending on the Company’s and Series’ specific needs at any given point in time.

Net cash flow provided by financing activities was $8,400 for the first six months of fiscal year ended June 30, 2019, compared to $5,575 raised via financing activities for the first six months of fiscal year ended June 30, 2018, an increase of 66%. The increase is less a function of successful fundraising than the Manager’s ongoing contributions as necessary to cover the mounting operational and Offering costs (i.e., it was due to more contribution by existing members and less withdraw by members for the first six months of the fiscal year ended June 30, 2019 than 2018.)

Trend Information:

Through the date of this report’s corresponding financial statements (i.e., June 30, 2019) the Broadway box office had been trending up for decades, in terms of not only grosses, but also in terms of attendance, with the past 3 seasons in particular breaking and remaining above the 13 Million people per year mark for the first time (see, statistics from The Broadway League, at https://www.broadwayleague.com/research/statistics-broadway-nyc/, last visited Oct. 1, 2020) and the shows on Broadway had been getting bigger, driving even larger box office grosses from quarter to quarter.  If this trend was reversed for a prolonged period following the initial U.S. commercial exhibition of the Series, whether from pandemic-related causes or otherwise, during the period that the Company planned on exhibiting its Musicals, then that could potentially affect the projected revenues of those shows.

With the emergence of live television musical specials and a foray of theatrical releases of classic movie musicals, interest in musicals has never been higher. The Company believes that enthusiasm for live stage and theatrical performances is higher than ever, with passions stoked, in part, by the scarcity of the artform’s availability to the public at the highest levels, creating even greater appeal for the Series. As a result of these trends the financial benefits have unlimited potential for a positive material effect on the operation.

The Company is creating a new paradigm for how musicals can be promoted, funding is raised and popularity is increased, where creative individuals with an idea and a musical, can share that on the world stage, all while marketing their show to millions through television and other mediums. Additionally, the musical world plays a larger part in the mainstream culture; creating hundreds of new jobs for talented artists, directors, set designers, costume designers, choreographers, lighting and audio directors, technical staff, ticket sellers, etc., all working in tandem for the benefit of these six shows on stage and off; generating interest upon creatives to write musicals for others to enjoy and participate in.

Value of ticket prices and sponsorship of live events throughout the U.S. has also been increasing in recent years, perhaps as a backlash to the proliferation of streaming and increasingly ever-accessible filmed content that people cannot escape from.  The novelty of filmed entertainment, such as television and film is now long gone as the U.S. finds itself entrenched in the digital age, where endless libraries of video content can be consumed at any time, any place and on any device.  Live events have once again regained their past luster in terms of their uniqueness and audience draw (see, e.g., Concert Tours and U.S. Festivals Smash Records in 2016 and Worldwide Growth Booms, Cronen, Jason M., at https://www.linkedin.com/pulse/concert-tours-us-festivals-smash-records-again-2016-worldwide-cronen/, last visited Sept. 15, 2017) and musical theater has been and will continue to be among the beneficiaries of this trend.

The somewhat depressed nature of the film industry (in terms of actor salaries) as compared with past decades, has meant that big name actors have been finding increasingly less diversity of roles and smaller actor’s fees in the once glamorous film industry and those actors have been branching out to different realms of the entertainment industry, most notably to TV and Broadway.  With bigger and bigger names from Hollywood and the music industry opting to do stints in shows on Broadway, Broadway productions have been able to use those names not only to attract broader audiences, but also to increase ticket prices.  If film were to suddenly start paying 1980’s actor wages again and studios abandoned their newfound penchant for franchise films that easily transcended national, linguistic and social barriers (such as superhero movies), then it could result in fewer big name actors plying their trades on Broadway, which could potentially affect projected revenues for the Company, however, this is an even less likely scenario in the near term than that of a major terrorist attack sapping tourism.

An unlikely scenario which could impact the planned business operations of the Company would be an immediate decaying of the public’s interest in watching competition-style reality television programming.  However, that does not seem likely given the ongoing success and proliferation of such series’ over the past decade (see, e.g., Comcast Spotlight Report, Trend Insights, ‘Is There Too Much TV, II: Unscripted Series’ Growing Popularity’ (2017), at http://www.comcastspotlight.com/sites/default/files/pdf/documents/Too_much_TV_vol2.pdf, last visited Sept. 15, 2017).

The Company’s business model is focused on two distinct segments of the entertainment industry, namely television and live theater.  However, even more specifically, the Company’s business focuses on unscripted competition programing and musical theater.  Aside from the recent pandemic and its effects on live theater throughout the world, both of these market niches have experienced continued growth in terms of value and viewership over the past several years and the Company’s Managers believe that now is a good time to be entering these marketplaces with a strong and unique product such as that of the Series and its accompanying Musicals.

Item 2. Other Information

For the period of time covered by this report, no other qualifying information or information of material significance to potential or existing security holders, or information as would otherwise necessitate reporting on a Form 1-U, exists to be disclosed herein.

Item 3. Financial Statements

OPENING NIGHT ENTERPRISES, LLC

BALANCE SHEETS

	June 30, 2019 (Unaudited)	December 31, 2018

ASSETS

Current Assets
Cash and cash equivalents	$355	$276

Total Assets	$355	$276

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities
Accrued expenses	$950	$950
Income tax payable	-	800

Total Liabilities	950	1,750

Total members' equity (deficit)	(595)	(1,474)
Total Liabilities and Members' Equity (Deficit)	$355	$276

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF OPERATIONS (UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018

Revenue	$-	$-	$-	$-

Expenses
General & Administrative	887	228	935	510
Professional Fees	5,537	1,645	6,487	3,551
Total expenses	6,423	1,873	7,421	4,061

Loss before taxes	(6,423)	(1,873)	(7,421)	(4,061)

Income tax expense	100	-	100	-

Net loss	$(6,523)	$(1,873)	$(7,521)	$(4,061)

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF MEMBERS' EQUITY(DEFICIT)

FOR THE QUARTER ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Total

Members'

Equity(DEFICIT)

Ending Balance, March 31, 2019	$(1,422)

Contributions	7,350
Distributions	-
Net loss	(6,523)

Ending Balance, June 30, 2019	$(595)

Total

Members'

Equity(DEFICIT)

Ending Balance, March 31, 2018	$434

Contributions	2,575
Distributions	-
Net loss	(1,873)

Ending Balance, June 30, 2018	$1,136

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF MEMBERS' EQUITY(DEFICIT)

FOR THE TWO QUARTERS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

Total

Members'

Equity(DEFICIT)

Ending Balance, December 31, 2018	$(1,474)

Contributions	8,400
Distributions	-
Net loss	(7,521)

Ending Balance, June 30, 2019	$(595)

Total

Members'

Equity(DEFICIT)

Ending Balance, December 31, 2017	$(378)

Contributions	5,575
Distributions	-
Net loss	(4,061)

Ending Balance, June 30, 2018	$1,136

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES, LLC

STATEMENT OF CASH FLOWS (UNAUDITED)

	For the six months ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,521)	$(4,061)
Changes in Operating Assets and Liabilities:
Accrued expenses	-	(750)
Income tax payable	(800)	(800)
Net cash used in operating activities	(8,321)	(5,611)

CASH FLOWS FROM FINANCING ACTIVITIES
Member's contribution	8,400	5,575
Net cash provided by financing activities	8,400	5,575

Net increase in cash	79	(36)

Cash, beginning of period	276	1,172

Cash, end of period	$355	$1,136

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income tax paid	$-	$-
Interest expense	$-	$-

The accompanying notes are an integral part of these financial statements.

OPENING NIGHT ENTERPRISES LLC

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2019 (Unaudited)

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.	Opening Night Enterprises, LLC (the Company) was formed under the laws of the State of California on December 12, 2016 and started operations on January 1, 2017. The Company has adopted a December 31 calendar year end for reporting requirements.

2.	The Company was formed to create television programs that promote musical theater entertainment. The Company aims to blend television and certain mobile platforms with the musical theater industry, develop undiscovered creative teams and generate revenue in both television and live on stage realms. To date, the Company has yet to generate any revenues.

3.	BASIS OF PRESENTATION

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s unaudited financial statements. Such unaudited financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying unaudited financial statements. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America were omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The results for the six months ended June 30, 2019, are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

These unaudited financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2018. The accompanying balance sheet as of December 31, 2018, has been derived from the Company’s audited financial statements as of that date.

4.	Cash & Cash Equivalents for purposes of the statement of cash flows, include cash on hand, cash in checking and savings accounts with banks. All short-term debt securities with a maturity of three months or less are considered cash equivalents.

5.	Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

6.	Leases that meet the criteria for capitalization are classified as capital leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expense as incurred. As of June 30, 2020, there are no such leases.

7.	Concentration of Cash and Credit Risk-The Company maintains corporate cash balances which, at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. At June 30, 2020, the Company has no uninsured cash balances.

8.	Advertising Costs are expensed in the year incurred. The Company incurred no advertising expense as of June 30, 2020.

9.	Fair Value of Financial Instruments-Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

10.	Cash and Cash Equivalents, Accrued Liabilities and Other Payables-The carrying amounts reported in the balance sheets for these items are a reasonable estimate of fair value.

11.	Recent Accounting Pronouncement

The management believe the recently issued but not yet adopted accounting pronouncements will not have a material impact on its financial position results of operations or cash flows.

NOTE B-GOING CONCERN:

The Company has not yet generated any revenue since inception to date and has sustained operating loss of $6,523 and $1,873 during the three months ended June 30, 2019 and 2018, respectively. The Company has sustained operating loss of $7,521 and $4,061 during the six months ended June 30, 2019 and 2018, respectively. The Company had a working capital deficit of $595 and members’ equity of $(595) as of June 30, 2019 and a working capital deficit of $1,474 and members’ equity of $,474 as of December 31, 2018. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

In order to maintain its current level of operations, the Company will require additional working capital from either cash flow from operations or from the sale of its equity. However, the Company currently has no commitments from any third parties for the purchase of its equity. If the Company is unable to acquire additional working capital, it will be required to significantly reduce its current level of operations.

NOTE C-INCOME TAXES:

Opening Night Enterprises, LLC is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal income taxes for the Company. The State of California imposes a $800 minimum tax.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member equity accounts in accordance with the Operating Agreement. The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted FASB ASC 740-10 regarding accounting for uncertain income tax positions. Management is not aware of any tax positions that are more likely than not to change in the next 12 months, or that would sustain an examination by applicable taxing authorities.

The Company recognizes penalties and interest arising from uncertain tax positions as incurred in the statement of income and comprehensive income, which are none as of June 30, 2019.

The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NOTE D-RETIREMENT PLAN:

The Company currently does not sponsor a retirement plan for its employees

NOTE E-COMMITMENTS AND CONTINGENCIES:

As of the date of the financial statements, the Company has not signed office facility leases.

NOTE F-FAIR VALUE MEASUREMENTS:

FASB ASC Topic 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC Topic 820, the following Summarizes the fair value hierarchy:

Level 1 Inputs-Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs-Inputs other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs-Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC Topic 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

As of June 30, 2019 there were no assets and liabilities measured at fair value.

NOTE G-MEMBERS’ EQUITY:

The member of the Company contributed $13,775 and $8,400 during the six months ended June 30, 2019 and 2018, respectively.

Item 4. Exhibits

INDEX TO EXHIBITS
EXHIBIT
1A-2A *	Articles of Organization – Opening Night Enterprises, LLC (California)
1A-2B **	Revised Operating Agreement – Opening Night Enterprises, LLC
1A-4 **	Revised Subscription Agreement with Attached Investor Questionnaire
1A-6***	JumpStart Selling Agreement
1A-8 **	Revised Escrow Agreement with PrimeTrust

^ Provided herewith;

* Previously filed as Exhibits to the Form 1-A filed on Dec. 29, 2017;

** Previously filed as Exhibits to the Form 1-A Post-Qualification Amendment No. 3, filed on Aug. 7, 2020;

*** Previously filed as Exhibits to the Form 1-A Amendment No. 5, filed on Jan. 23, 2019.

SIGNATURES

Pursuant to the requirements of the Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Opening Night Enterprises, LLC

By:	/s/ CHARLES JONES II
	Name:	Charles Jones II

	Title:	Managing Member and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHARLES JONES II	Managing Member, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board	November 3, 2020
Charles Jones II
/s/ CHARLES JONES II	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 3, 2020
Charles Jones II

/s/ REGINA DOWLING	Managing Member, establishing Majority of Governing Body of Opening Night Enterprises LLC	November 3, 2020
Regina Dowling